6/15-

04035111

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Citigold Corporation Ltd.

*CURRENT ADDRESS ~~Suite~~ 19 Lang Parade
Milton Queensland 4064
Australia

**FORMER NAME Charters Towers Gold Mines Ltd.

**NEW ADDRESS

FILE NO. 82- 4693 FISCAL YEAR 6/30/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

PROCESSED
JUL 01 2004
THOMSON FINANCIAL

OICF/BY: EBS

DAT : 6/30/04



CHARTERS TOWERS GOLD MINES LIMITED

annual report 2001



Contents

CHAIRMAN'S LETTER 1

REVIEW OF OPERATIONS

- CORPORATE 2
- EXPLORATION AND DEVELOPMENT 3
- MINERAL RESOURCES 5
- BRILLIANT GOLD REEF PROJECT 6
- MINING INNOVATION 8
- COMMUNITY AND ENVIRONMENT 9
- FINANCIAL ACCOUNTS AND STATUTORY REPORTS 10

CORPORATE DIRECTORY .... INSIDE BACK COVER

FINANCIAL ACCOUNTS AND STATUTORY REPORTS

DIRECTORS' REPORT 10

CORPORATE GOVERNANCE STATEMENT 12

STATEMENTS OF FINANCIAL PERFORMANCE 15

STATEMENTS OF FINANCIAL POSITION 16

STATEMENTS OF CASH FLOWS 17

NOTES TO THE STATEMENTS OF CASH FLOWS 18

NOTES TO THE FINANCIAL STATEMENTS 19

DIRECTORS' DECLARATION 29

INDEPENDENT AUDITORS' REPORT 30

ASX ADDITIONAL INFORMATION 31

Contacts

Corporate & Registered Office
Level 3, 349 Coronation Dr
PO Box 1843
Milton Qld 4064
T: (07) 3842 3108
F: (07) 3842 3128
E: info@ctgold.com.au

Charters Towers Mine Site
Clermont Highway
PO Box 414
Charters Towers Qld 4820
T: (07) 4787 8300
F: (07) 4787 8600

Dear Shareholder

This has been a year of great achievements for your Company with the resource target "Moz" (Million Oz) being reached in the December 2000 quarter and the issuing of the Brilliant Gold Reef Project Prospectus to raise $25 million to complete an extensive exploration program. It is the first time a mining and exploration company has achieved an Australian Taxation Office Product Ruling which means investment in the Project is 100% tax deductible.

Site preparation has commenced and a contract has been signed with a locally based drilling operator with the drilling of the rich gold reef to commence at the Brilliant Deeps site.

CTGM maintain a majority interest in the Brilliant Gold Reef Project with its subsidiaries Gold Projects Pty Ltd the major joint venture partner and Gold Management Pty Ltd the Operational Manager of the Project.

The one for one rights issue closed fully subscribed in the December 2000 quarter and shareholders who have not exercised their options are reminded that the closing date to convert their options into fully paid shares is 23rd November, 2001.

During the year CTGM entered into an Option Agreement with Glengarry Resources Limited to acquire various mineral tenements. There are several identified prospects within the area and initially CTGM will be carrying out new exploration work in addition to accessing the existing exploration data that includes geology, drilling and assaying. The area includes the Great Britain deposit previously announced by Glengarry as containing a near surface combined indicated and inferred gold resource of 125,000ozs. Deeper high-grade intersections have also been reported previously.

A trip to South Africa in November 2000 enabled the directors to view, first hand, automated narrow vein mining equipment and water pressure techniques that the Company proposes to use in Charters Towers. Such innovations will provide opportunities to reduce operating costs and provide a safe and efficient working environment for our personnel.

The net asset backing of the Company is $42.3 million equating to 14 cents per share.

This year has seen strong growth in the A$ gold price. The coming year will be exciting and challenging. The directors are focused on the goal of growing our Company into an operation producing 250,000 ounces of gold per annum. With the commencement of the Brilliant Gold Reef Project the fulfillment of this goal has moved closer.

Sincerely

John Joseph Foley

Chairman

28 September 2001



"THIS HAS BEEN A YEAR OF GREAT ACHIEVEMENTS...AND THE COMING YEAR WILL BE EXCITING AND CHALLENGING."

— JOHN FOLEY, CHAIRMAN

Review of Operations

Corporate

A NUMBER OF SUCCESSES HELPED CHARTERS TOWERS GOLD MINES SHINE IN 2001.

The directors of Charters Towers Gold Mines continue to efficiently work together to lead the Company towards its goals.

One of the major achievements of the Company during the year was the issue of the Brilliant Gold Reef Project Prospectus including an Australian Taxation Office Product Ruling. A great deal of hard work and persistence was necessary to achieve the Brilliant Gold Reef Project - a first in Australia for the mining and exploration industry where participants receive a 100% tax deduction for their investments.

The small but dedicated corporate team have a clear focus for the future and are looking forward to the success of this Project.

During the year our Chairman, Mr John Foley, was elected to the board of the Australian Gold Council thereby increasing the recognition of our Company within the industry. Charters Towers Gold Mines continues to be an active member of the Queensland Mining Council including participating in the annual Junior Resource Seminar in Brisbane.



Mark Lynch, Managing Director


Charters Towers
Brisbane
Kalgoorlie

The one-for-one rights issue, outlined in detail in the 2000 Annual Report and Prospectus, was fully subscribed and the selective buy-back of Princeton Economics International Ltd's shareholding is progressing. All option holders are encouraged to exercise options held prior to the expiry date of 23rd November, 2001.

The share registry for the Company has been transferred to Brisbane. Contact details are listed on the inside back cover of this report

Shareholders and others are invited to keep abreast of our progress through our website: **www.ctgold.com.au** which is kept up to date with all ASX announcements and relevant information.

CHARTERS TECHNOLOGY

The takeover of Bliss Corporation Limited by Internova MCI was completed in January 2001.

Internova is keen to expand, by growing its existing business or by acquisition, when the opportunity presents itself.

The appointment of Mr David Myers as CEO and the restructuring of Internova MCI has strengthened CTGM's investment in this innovative, leading-edge company.

MISSION: TO ESTABLISH A WORLD STANDARD GOLD DISCOVERY AND RECOVERY OPERATION THROUGH THE APPLICATION OF LEADING EDGE TECHNOLOGIES AND MANAGEMENT BEST PRACTICES.

Exploration and Development

IDENTIFYING AND DEVELOPING RESOURCES BELOW AVERAGE INDUSTRY COSTS.

The Company has made a major commitment to the use of both modern exploration technologies and maximising the value of historic mining records and previous exploration data. This approach is yielding excellent results, identifying at minimum cost and reporting to JORC Code standards, large gold resources that had previously been overlooked.

The exploration team of three geologists is supplemented by contributions from a number of consultants as required.

The balance sheet value of the Company's mineral assets including property, plant, equipment and mineral tenements is $42 million.

RESOURCE POTENTIAL

The gold resources and mineable grade for the Brilliant Gold Reef Project and CTGM's other areas could be significantly higher than current projections.

A report prepared by our Exploration Manager, Jim Morrison concludes that:

"Research has shown that the Brilliant Gold Reef Project has conceptual potential for resources in the order of 1.3 to 2.6 million ounces to 1,700m depth. It also has conceptual potential for high grade ore shoots within the sparsely drilled Mineral Resource blocks. If these are present, the mineable grade could be significantly higher than the current 10g/t gold".

The current Inferred Mineral Resources within the Brilliant Gold Reef Project area are estimated to contain 439,000 ounces (1,200,000 tonnes @ 11.1 grams/tonne gold).

The study (additional technical details available at www.ctgold.com.au) includes new information obtained from ongoing research of historic records. In particular, this research has focused on the grades of ore for the last mill crushings from various underground levels and drives, together with the grade estimates recorded by miners. Over the 40 years the reefs were mined, the miners became very experienced at estimating the gold grade for the visually distinct high-grade reefs.

Where there are sparse drill intersections, conventional statistics may underestimate the mean grade. This is due to the log normal distribution of the gold values, and the erratic nature of the mineralisation at drill hole scale compared to mining scale, the modal (most common) values intersected are likely to be lower than the mean mining grade.

Planning for Underground Exploration

Planning of extensions to the Central Decline to undertake the major exploration program continued.

The economic and engineering geology of the Decline path is an important part of the planning process. To assist this, re-logging of the 1980's BHP/Homestake deep drill core is in progress. Work to date has shown that dykes of the younger granite that hosts the main Brilliant oreshoot are present in the older granites and metamorphics. This provides backup evidence for the long held hypothesis that this brittle, productive intrusive may underlie the western part of the field.

In addition to the engineering and geological aspects of the design, attention was paid to the potential for drilling as many of the surface holes as possible from underground. This will reduce both the cost and the duration of drilling in parks, reserves and urban areas.

The following statements apply in respect of the information in this report that relates to exploration results, excluding the section Mineral Resources and Ore Reserves:

- The information is based on, and accurately reflects, information compiled by Mr Robert James Morrison, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.
- Robert James Morrison is employed by Jim Morrison and Associates, which provides geological services to Charters Towers Gold Mines Ltd on a paid fee basis.
- Robert James Morrison has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.
- Mr Morrison has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.

Data Reassessment

The exploration program concentrated on low cost, high return analysis of the Company's huge existing database. This resulted in further additions to the Company's mineral resources at a low incremental "discovery cost". It provides the basis for major drilling programs to delineate high-grade ore shoots within the mineralised structures.

Reassessment of the vast mass of drilling data and records of past mining continues to be carried out using three dimensional computer modelling of the mineralised structures and gold intersections shown in these old records. This strategy including detailed mine managers' fortnightly reports for many of the mines from contemporary newspaper accounts, has resulted in the upgrading of the potential of the historic Central (City) Lodes.

Plotting and computer modelling of data discovered that seven drill hole intersections lay on what now appears to be a continuous, 1.4 kilometre mineralised structure in the Central area. The data showed the structure runs in a north/south trend line above the main east/west structures of the Central area.

Towers Drilling, a consortium of local interests in Charters Towers sank a number of diamond drill holes in 1932 and 1933, reporting the results to the Department of Mines and Energy. In 1969 the department carried out its own diamond drilling in the area but the cores were not assayed because of budget constraints.

When these cores were assayed in 1974/75, by Australian Oil and Gas, they revealed seven intersections of economic interest, information which has been "buried" in the department's records for, in one instance, nearly 70 years.



Jim Morrison, Exploration Manager

Hole NS12 of the Department's own drilling assayed 0.3 of a metre at an impressive 94 g/t gold, included in 0.6 of a metre at 48 g/t gold. These rich assays were from core taken at a depth of only 161 metres.

Painstaking work was also undertaken to locate and plot the locations of width and visual grade estimates on the deeper levels of the Mills Day Dawn United, Brilliant Block and Brilliant Deeps mines. To date over 1000 such locations have been identified. By comparing the visual grade estimate descriptions with stope and trial mining mill returns, estimates of the actual gold grades have been possible. These included over 300 with ore grade mineralisation.

Drilling

A total of five holes for 706 m of drilling were sunk in the CPQ (Columbia - St. Patrick - Queen) drilling program. during the 2000-2001 year. This included 180 metres of RC drilling and 526 metres of diamond drilling.

CTRC 646 intersected two fissure zones, 6m of "Formation" from 184 to 190m and another 6m "Formation" from 226 to 232 m (including thin quartz veining between 227.3 and 229.65m). Both fissures returned only low gold assays. The fissures are very flat dipping and the potential for ore shoots require testing further east by drilling the remaining holes in the CPQ drilling program down dip from the St Patrick workings.

Airborne Survey

Results of the 4110 line km. detailed, low-level, air-borne magnetic and radiometric survey of the area undertaken during the previous 12 months were evaluated.

Assessment to-date has shown that many of the major resources are associated with subtle linear zones of lower magnetic intensity. These are interpreted to reflect hydrothermal alteration channelways. Similar trends are present elsewhere in the data and will be evaluated in the future.

GROWTH OF RESOURCE OUNCES



Jun 99
Jun 00
Jun 01
100
200
300
400
500
600
700
800
900
1M

CENTRAL DECLINE

In preparation for resumption of mining, the recommissioning of our deep dewatering system for all interconnected mines under the City of Charters Towers was undertaken. After extensive pumping the workings are now dewatered.

Maintenance of the underground equipment and services continued. This included recommissioning and maintenance of underground power facilities and refurbishment of the collar area of Vent Shaft No.1 (Victoria Main Underlie).

Additional C15 (CV2) stope samples were collected by a MSc student as part of an analysis of the Geostatistics of the lode system.

PROCESSING PLANT

The Company's 340,000tpa CIL gold processing plant continued on active care and maintenance, including weekly start-up of the crushing and treatment plant, in readiness for the re-commencement of mining.

Mineral Resources

Mineral Resources increased to 3.3 million tonnes @ 9.4 g/t Au estimated to contain one million ounces of gold. Independent consultant, Mr Les Davis, reviewed the Mineral Resources and procedures in August 2000 and June 2001.

Inferred resources to 30th June, 2001 rose 155,000 oz to 1,000,000oz gold as a result of ongoing work on exploration data from the gold field. Charters Towers is still ranked Australia's richest and fifth largest, gold producer.

The progressive upgrade of the database, addition of historic data, and use of advanced computer technology facilitated re-evaluation of resources. Statistical analysis of past drilling and mining data, in conjunction with 3D analysis of the geometry of the mineralisation resulted in an increase in gold resources on eight of the deposits, and a reduction at two deposits.

Major changes in the table compared with previous years included:

- Gains on C1 (Brilliant West), C5 (Brilliant East), C6 (St Patrick), C13 (Mountain Maid), C17 (Day Dawn), Central Remnants, the new C23 (Columbia), and E4 (Warrior West).
- Reductions on the C3 (Queen), and on small peripheral deposits.

Resource estimates were compiled using Surpac 3D computer surfaces. Cut-off grades used were four metre-grams/tonne for deposits mineable by underground methods, and generally one metre-gram/tonne for open pit deposits.

Payability factors were used based on the proportion of historic stoping on the relevant mineralised structures. Statistical analysis of the log-normal distribution of the existing deep drilling intersections in the Central Area provided a reasonable estimate of the likely average grade of the deep mineralisation.

MINERAL RESOURCES AT 30 JUNE 2001

At 30 June 2001, the Company's **Total Mineral Resource** was as follows:

Classification	Tonnes*	Grade* g/t Au	Ounces*
Measured	35,000	14.6	
Indicated	125,000	5.1	
Inferred	3,164,000	9.5	
Total	3,324,000	9.4	1,003,000

** Totals may not add exactly due to rounding to appropriate significant figures.*

Full details of the Assessment Criteria used in the estimation are shown in the consultants report which can be downloaded from our website **www.ctgold.com.au**.

The following statements apply in respect of the information in this report that relates to Mineral Resources and Ore Reserves:

- The information is based on, and accurately reflects, information compiled by Mr Christopher A Towsey, who is a Corporate Member of The Australasian Institute of Mining and Metallurgy.
- Christopher A Towsey has consented in writing to the inclusion in the report of the matters based on the information in the form and context in which it appears.
- Christopher A Towsey is employed by Pathfinder Exploration Pty Ltd, which provides geological services to Charters Towers Gold Mines Ltd on a paid fee basis.
- Christopher A Towsey has relevant experience in relation to the mineralisation reported to qualify as a Competent Person, as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.

Brilliant Gold Reef Project

An Australian First

The Brilliant Gold Reef Project represents the final stage of exploration in the central part of the Charters Towers goldfield, leading to the development of a long term mining operation from the "deep gold ore" within the Charters Towers Gold Mines leases.

The extensive exploration and review program carried out over the previous two years indicates that the best way to establish a long term production operation is to re-access the areas of known gold mineralisation and carry on from where the historic mining left off. The old mines closed down in 1918 because of high inflation, low fixed gold prices, and lack of men and capital available due to the first world war. All other major gold mining areas in Australia approached closure at this time as well. The Charters Towers goldfield did not run out of high grade ore.

The resources which exist at the bottom and along the margins of the old workings may provide a single workable resource unit that can support a ten year mining operation. The focus of attention will be the Brilliant Reef, which was the major producer in the goldfield. A separate sublease has been created over the central mining tenements, called the Brilliant Gold Reef Project.



The program of work for the Project will involve 41,000 metres of drilling from surface and underground together with extending the underground access tunnel 2800 metres to a depth of 638 metres. This will enable the testing and sampling of the ore zone at that depth. The final exploration stage is planned to be completed in two years, with gold production to follow in year 3. This production will create a base of 50,000 ounces per year, which may be increased to 100,000 ozs per year at higher gold head grade and tonnages.

CTGM has established the Brilliant Gold Reef Project as a joint venture to complete the exploration and commence gold production. The Joint Venture is the most cost effective and appropriate way of funding the Project. CTGM has taken this innovative approach of arranging the Project as a Joint Venture to enable the public to join in. The overall process has resulted in the Joint Venture being established as a Managed Investment Scheme and the issuing of a Prospectus on 19th June, 2001.



Existing decline
Brilliant workings
Day Dawn workings
Planned decline extension
Underground drilling
Brilliant Gold Reef Project
Exploration Target
sub-lease
boundary

THE FINAL EXPLORATION STAGE IS PLANNED TO BE COMPLETED IN TWO YEARS, WITH GOLD PRODUCTION TO FOLLOW IN YEAR 3.

PROJECT STRUCTURE


New Gold Explorers
40%
Participations 5,000 @ $5,000 (excluding GST)
Founding Gold Explorer
60%
Gold Projects Pty Ltd (Lessee of the gold resource)
Gold Explorers
Joint Venture 100%
Responsible Entity
ARG Management Limited
Custodian
Australian Rural Group Limited
Brilliant Reef Gold Project
Operating Committee
Gold Management Pty Ltd
Exploration, Mining & Management

The Project financing structure developed by CTGM has allowed new investors in the Project, including existing shareholders, to obtain a 100% tax deduction on their investment. The tax deduction has been confirmed by the Project obtaining Australia's first Tax Product Ruling in the Mining Industry.

The Brilliant Gold Reef Project has resulted in a significant increase in the public profile of the company, including commendation by the Australian Gold Council.

Existing shareholders will remain involved in the Brilliant Gold Reef Project as CTGM will retain a minimum 60% stake in the Project through its wholly owned subsidiary Gold Projects Pty Ltd. Shareholders can also purchase units in the Project for direct participation in the potential gold production.

CTGM remains the operator of the Joint Venture through its subsidiary, Gold Management Pty Ltd.

The Brilliant Gold Reef Project plans to begin producing gold on a regular basis after the exploration is complete in year two. This will provide the long term production base to continue to expand gold production at Charters Towers towards the 250,000 oz per year goal.



Mining Innovation

DIRECTORS INSPECT NEW MINING EQUIPMENT.



The directors of Charters Towers Gold Mines had the opportunity, during a visit to South Africa in November 2000, to inspect the automated narrow vein mining equipment the Company proposes to use when mining recommences.

The equipment includes an automated stope drilling rig and a high pressure water jet to transport broken ore down the stope. Both systems are operated by the same high pressure water power module.

To-date, this equipment has not been used in Australia, but it is used in deep underground reef gold mines in South Africa. The geological structures of the Witwatersrand in South Africa are similar to the high grade flat dipping gold reefs at Charters Towers. Equipment representatives have visited the Charters Towers site and have confirmed that the application of the remote stope drilling and hydraulic jetting would be practical. The directors formed the view that the application of this equipment will provide the opportunity to reduce operating costs and provide a safer working environment for our personnel.

CTGM is currently reviewing a number of other innovative concepts which are likely to reduce mining and processing costs. These concepts include an automated system for transporting ore from underground to the surface to remove the reliance on diesel truck haulage and a system for the control of data and communications in the underground operations.

By using a combination of old "historic" shafts and modern decline access for personnel and equipment, the Company expects to lower production costs, currently budgeted at about $A310 per ounce.

These innovations will only be applied at Charters Towers where there are direct and measurable cost benefits.



THESE INNOVATIONS WILL REDUCE OPERATING COSTS AND PROVIDE A SAFER WORKING ENVIRONMENT.

Community & Environment

CTGM IS AN INTEGRAL MEMBER OF THE CHARTERS TOWERS COMMUNITY.



As a socially responsible Company, CTGM strives to operate in harmony with the community and the environment.

Charters Towers Gold Mines has been an integral member of the Charters Towers community for many years and continues to take a major role in local business and community development.

The Company has implemented a policy of placing business locally where possible to see the community benefit directly from the Company's operations.

During the year the Company participated in the organisation of the annual Miners Ball and provided financial support to various community events and festivals together with assistance to local community groups within the City.

Charters Towers Gold Mines also supports the Woody Weed Control Project undertaken by the local indigenous group Charters Towers Kudjala Enterprises Pty Ltd, to combat the regional weed problem.

Promotion of the City of Charters Towers to both Australian and overseas contacts is also considered important.

CTGM has a formal environmental policy which is supported by the directors and staff. The policy's stated aim is:

> **"Charters Towers Gold Mines is committed to balancing the protection of the natural environment with the need for economic growth. Application of technically proven and economically feasible environmental protection measures will be exercised throughout exploration, development, mining, processing and decommissioning activities to meet the requirements of legislation as a minimum".**

The Company has a sound background in environmental management and continues to monitor its operations to ensure that compliance with approved environmental plans is maintained.

Routine environmental reporting, monitoring and rehabilitation continued at Charters Towers, augmented by background environmental monitoring of proposed drill sites in the Central area.

Reporting of environmental monitoring and compliance assessment continued. Rehabilitation of the Washington pits and surrounding areas is well advanced and in compliance with approved environmental plans. The site crew carried out rehabilitation of exploration drill holes and routine groundwater analysis.



Left to right: John Foley, The Hon. Mark Vaile, MP, Federal Minister for Trade; Mark Lynch

"YOUR PROACTIVE ATTITUDE...IS COMMENDABLE. IN RELATION TO ENVIRONMENTAL MANAGEMENT YOU SHOULD BE CONGRATULATED FOR A CONSISTENT APPROACH THAT HAS LED TO SIGNIFICANT IMPROVEMENT AT YOUR SITES."

—DEPARTMENT OF MINES AND ENERGY

Director's Report

Your directors present their report together with the financial report of Charters Towers Gold Mines Limited and the consolidated financial report of the consolidated entity for the year ended 30th June, 2001 and the auditor's report therein.

Directors

The following persons were directors of Charters Towers Gold Mines Limited during the whole of the financial year and up to the date of this report: ***J J Foley, M J Lynch and D J Myers.***

Principal Activities

During the year the principal continuing activities of the consolidated entity consisted of: (a) mining, processing and sale of gold; and (b) exploration for gold.

There has been no significant change in the nature of these activities during the year.

Dividends - Charters Towers Gold Mines Limited

No amount has been paid or declared by way of dividend by the Company during the year. The directors do not recommend a dividend at this time.

Review of Operations

A review of the consolidated entity's operations during the year and the results of these operations is disclosed elsewhere in the Annual Report.

Significant Changes in the State of Affairs

Significant changes in the state of affairs on the consolidated entity during the financial year were as follows:

(a) an increase in share capital from $48,011,545 to $49,981,984 as a result of:

Placement of fully paid ordinary shares @ 7 cents	3,000,000
Options exercised	2,580,771
Total increase in share capital	5,580,771

(b) Net cash received from the increase in share capital was used for investment purposes and to increase working capital.

Likely Developments and Expected Results of Operations

Likely developments in the operations of the consolidated entity are:

(a) the expansion of exploration activity aimed at increasing resources and reserves,

(b) a resumption in mining activity based on the results of the exploration activity.

Additional comments on expected results are included in the review of operations.

Information on Directors

Director	*Experience*	*Special Responsibilities*	*Particulars of Directors' Interests in ordinary shares of Charters Towers Gold Mines Limited*
J J Foley *BD, LLB, BL(Dub)*	Non-executive; Chairman 6.5 years Deputy Chairman between 15 April 99 and 25 November 99 Barrister	Non-executive Chairman of Audit, Nomination and Remuneration committees.	1,649,100
M J Lynch	Managing Director for 8 years. Former director of several companies involved in the mining industry.	Managing Director Member of Nomination, and Health, Safety and Environment committees.	33,680,235
D J Myers	Non-executive Director for 1.5 years Managing Director of Internova	Non-executive Chairman of Health, Safety and Environment committee. Non-executive member of Audit and Remuneration committees.	323,500

Meetings of Directors

The numbers of meetings of the company's board of directors and of each board committee held during the year ended 30 June 2001, and the numbers of meetings attended by each director were:

	Full Meeting of Directors	*Meetings of Committees*			
		Audit	*Nomination*	*Health, Safety & Environment*	*Remuneration*
No. of meetings held	11	1	1	**	1
No. of meetings attended by:					
J J Foley	11	1	1	*	1
M J Lynch	11	*	1	**	*
D J Myers	11	1	*	**	1

** Not a member of the relevant committee*

*** Health, Safety and Environment issues were discussed and mine reports considered by Directors at each Board meeting. There was no necessity for this committee to meet separately.*

Directors' and Executives Emoluments

The remuneration committee, consisting of two non-executive directors, was formed to advise the Board on remuneration policies and practices generally, and make specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

Executive remuneration and other terms of employment are reviewed annually by the committee having regard to performance against goals set at the start of the year, relevant comparative information and independent expert advice. As well as a base salary, remuneration packages include superannuation, retirement and termination entitlements.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the consolidated entity's operations.

Remuneration and terms of employment for the Managing Director are formalised in a service agreement.

The Board, within the maximum amount approved by the shareholders from time to time, determines remuneration of non-executive directors. Non-executive directors are also entitled to statutory superannuation.

The Board undertakes an annual review of its performance and the performance of the Board committees against goals set at the start of the year.

Details of the nature and amount of each element of the emoluments of each director of Charters Towers Gold Mines Limited and each of the 5 officers of the company and the consolidated entity receiving the highest emoluments are set out in the following tables.

Non-executive Directors of Charters Towers Gold Mines Limited

Name	*Directors' Base Fee ($)*	*Superannuation ($)*	*Total ($)*
J J Foley, *Chairman*	35,000	2,800	37,800
D J Myers	30,000	2,400	32,400

Executive Director of Charters Towers Gold Mines Limited

Name	*Directors' Base Fee ($)*	*Superannuation ($)*	*Total ($)*
M J Lynch *Managing Director*	199,240	14,560	213,800

Environmental Regulations

The consolidated entity is subject to significant environmental regulation in respect to its exploration and mining activities in gold.

The organisation has developed criteria to determine areas of 'particular' or 'significant' importance, with regard to environmental performance. These are graded 1 to 4 in terms of priority.

Level 1 incident	major non compliance with regulatory requirements resulting in potential political outcry and significant environmental damage of both a long and short term nature.
Level 2 incident	significant non compliance resulting in regulatory action, however, environmental damage is only of a short term nature.
Level 3 incident	minor non compliance - no fine is imposed, however, regulatory authority is notified.
Level 4 incident	non compliance with internal policies and procedures. The incident is contained on site.

In the last year the following incidents have occurred.

	Level 1	Level 2	Level 3	Level 4
Incidents	–	–	–	–

The Company has a comprehensive internal reporting and monitoring system with regard to environmental management on the site. The Company employs an environmental officer to monitor all water quality, noise and air quality issues as well as liaise with the community on activities that may impact on the local area.

This report is made in accordance with a resolution of the directors.

J J Foley
Chairman

M J Lynch
Director

Sydney
28th September, 2001

Corporate Governance Statement

The directors' overriding objective is to increase shareholder value within an appropriate framework which protects the rights and enhances the interests of shareholders and ensures the company and its controlled entities (the consolidated entity) are properly managed. The function of the Board of Directors is clearly defined in the company's Statement of Corporate Governance Principles and includes responsibility for:

- approval of corporate strategies and the annual budget
- monitoring financial performance including approval of the annual and half-year financial reports and liaison with the company's auditors
- appointment of, and assessment of the performance of, the Managing Director
- monitoring managerial performance, and
- ensuring the significant risks facing the company and its controlled entities have been identified and appropriate and adequate control, monitoring and reporting mechanisms are in place.

The directors are committed to the principles underpinning best practice in corporate governance. This is supported by an organisation-wide commitment to the highest standards of legislative compliance and ethical behaviour.

A description of the company's main corporate governance practices is set out below. All these practices, unless otherwise stated, were in place for the entire year.

Corporate Governance Statement

The Board of Directors

The Board operates in accordance with the broad principles set out in its Constitution:

- The Board is comprised of executive and non-executive directors with a majority of non-executive directors, including the Chairman.

  At the date of signing the directors' report the Board consisted of two non-executive directors and one executive director, Mr M J Lynch. Details of the directors are set out in the directors' report under the heading "Information on Directors".

- The Chairman should be a non-executive director unless, as a result of issues facing the consolidated entity, a two-thirds majority of the directors determine the Chairman shall be an executive director. Such an appointment will be subject to a defined term.

- Each director brings relevant complementary skills and experience to the Board.

- The Board has established a number of committees to assist the execution of its duties and to allow detailed consideration of complex issues. Current committees of the Board include the audit and remuneration committees (consisting entirely of non-executive directors) and the nomination and health, safety and environment committees (consisting of one executive and one non-executive director). Each committee has its own autonomy with authority delegated to it by the Board and the manner in which the committee it is to operate.

  Special purpose committees are established when warranted, however to date all situations requiring special purpose committees have been handled by the full Board. All matters determined by committees are submitted to the full Board for ratification.

- The Board will undertake an annual review of its performance and the performance of the Board committees against goals set at the start of the year. The review will take the form of a vigorous and frank discussion outside the normal program of Board meetings. Outcomes of the review will be documented together with the goals that are set for the coming year.

The company's Constitution specifies that all directors (with the exception of the Managing Director) must, by rotation, retire from office at each Annual General Meeting (AGM) such that at least one director stands for election at each AGM. Where eligible, a director may stand for re-election subject to the following limitations:

- At least one director must retire by rotation and may stand for re-election, and
- On attaining the age of 72 years a director must retire and if seeking re-election can only be appointed by Special Resolution passed at the AGM.

Chairman

The Chairman of the Board is a non-executive director who is elected by the full Board.

Executive Director

The individual performance of the executive director is reviewed by the full Board on an annual basis.

Non-executive Directors

The individual performance of non-executive directors is reviewed by the Chairman on an annual basis.

Entities connected with Mr J J Foley, Mr M J Lynch and Mr D J Myers had business dealings with entities in the consolidated entity during the year, as described in note 20 to the financial statements. The directors concerned declared their interests in those dealings to the company and took no part in decisions relating to them.

Except for the above all non-executive directors are regarded as independent. The company defines "independent" as independent of the executive management and of business or other relationships that could otherwise detract from a director's ability to act impartially in the company's best interests.

Independent Professional Advice

Directors and Board committees have the right, in connection with their duties and responsibilities, to seek independent professional advice at the company's expense. Prior consent by the full Board is required, but this will not be unreasonably withheld.

Nomination Committee

The nomination committee consists of the following executive and non-executive directors: J J Foley (Chairman) and M J Lynch.

The main responsibility of the committee during the period of its appointment was to recommend candidates for appointment to the Board. The full Board then appoints the most suitable candidates unless they are aged over 72 years in which event they are appointed by a Special Resolution of members in general meeting.

Remuneration Committee

The remuneration committee consists of the following non-executive directors: J J Foley (Chairman) and D J Myers.

The remuneration committee advises the Board on remuneration policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

Executive remuneration and other terms of employment are reviewed annually by the committee having regard to performance, relevant comparative information and independent expert advice. As well as a base salary, remuneration packages include superannuation and retirement and termination entitlements.

Remuneration packages are set at levels that are intended to attract and retain executive capable of managing the consolidated entity's operations.

Remuneration and other terms of employment for the Managing Director are formalised in service agreements.

Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders from time to time as set out in the company's Constitution. Non-executive directors are also entitled to retirement benefits in accordance with statutory superannuation guarantee requirements.

Further information on directors' and executives' remuneration is set out in the directors' report and note 20 to the financial statements.

Audit Committee

The audit committee consists of the following non-executive directors: J J Foley (Chairman) and D J Myers.

The main responsibilities of the audit committee are to:

- review and report to the Board on the annual report, the annual and half-year financial reports and all other financial information published by the company or released to the market
- assist the Board in reviewing the effectiveness of the organisation's internal control environment covering:
  - effectiveness and efficiency of operations
  - reliability of financial reporting
  - compliance with applicable laws and regulations
- determine the scope of the internal control checks and ensure they are coordinated with the external auditors.
- recommend to the Board the appointment, removal and remuneration of the external auditors, review the terms of their engagement, and the scope and quality of the audit.

In fulfilling its responsibilities, the audit committee receives regular reports from management and the external auditors. It also meets with the external auditor. The external auditors have a clear line of direct communication at any time to either the Chairman of the audit committee or the Chairman of the Board.

The audit committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party.

Health, Safety and Environment Committee

The Environment, Occupational Health and Safety committee consists of the following executive and non-executive directors: D J Myers (Chairman) and M J Lynch

The consolidated entity recognises the importance of environmental and occupational health and safety (OH&S) issues and is committed to the highest levels of performance. To help meet this objective an Environmental, Health and Safety Management System (EHSMS) has been established by mine management. The EHSMS is a tool that allows the systematic identification of environmental and OH&S issues and ensures they are managed in a structured manner.

Through the EHSMS, the consolidated entity aims to:

- comply with all relevant legislation
- continually assess and improve the impact of its operations on the environment
- encourage employees to actively participate in the management of environmental and OH&S issues, and
- use energy and other resources efficiently

Information on compliance with significant environmental regulations is set out in the directors' report.

Ethical Standards

Unethical conduct will not be tolerated. The consolidated entity intends that the spirit of the Code will be adopted as well as the letter of the standards therein. The Code is set out under the following main headings:

- professional conduct
- trading in company securities
- supplier relations
- the environment, and
- compliance with laws and regulations
- customer relations
- other employees
- conflicts of interest.

The Code is regularly reviewed and updated as necessary to ensure it reflects the highest standards of integrity and professionalism.

Statements of financial performance *For the year ended 30 June 2001*

Charters Towers Gold Mines Ltd and Controlled Entities

		Consolidated		The Company	
		2001	2000	2001	2000
	Note	$	$	$	$
Revenue from sale of goods	2	**0**	**4,833,229**	**0**	**4,833,229**
Other revenues from ordinary activities	2	**957,576**	**543,059**	**957,576**	**543,059**
Total revenue	2	**957,576**	**5,376,288**	**957,576**	**5,376,288**
Changes in inventories of finished goods and work in progress		0	(583,197)	0	(583,197)
Raw materials and consumables used		(154,613)	(2,168,767)	(154,613)	(2,168,767)
Employee expenses		(788,255)	(2,488,598)	(788,255)	(2,488,598)
Depreciation and amortisation expense	3(b)	(1,264,496)	2,470,161	(1,264,496)	2,470,161
Other expenses from ordinary activities		(3,710,750)	(2,269,642)	(3,710,750)	(2,269,642)
(Loss)/Profit from ordinary activities before related income tax expense		**(4,960,538)**	**336,245**	**(4,960,538)**	**336,245**
Income tax (expense)/benefit relating to ordinary activities	5	**0**	**0**	**0**	**0**
(Loss)/Profit from ordinary activities after related income tax expense		**(4,960,538)**	**336,245**	**(4,960,538)**	**336,245**
Net (loss)/profit attributable to members of the parent entity		**(4,960,538)**	**336,245**	**(4,960,538)**	**336,245**
Increase (decrease) in capital profits reserve	16	**571,430**	0	**571,430**	
Increase (decrease) in asset revaluation reserve	16	**(571,430)**	10,562,039	**(571,430)**	10,562,039
Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognised directly in equity		0	**10,562,039**	0	**10,562,039**
Total changes in equity from non-owner related transactions attributable to the members of the parent entity		**(4,960,538)**	**10,898,284**	**(4,960,538)**	**10,898,284**
Basic earnings per share	6	**(.02)**	**.11**		
Diluted earnings per share	6	**(.01)**	**.11**		

The accompanying notes form part of these financial statements.

Statements of financial position

As at 30 June 2001

		Note	Consolidated 2001 $	Consolidated 2000 $	The Company 2001 $	The Company 2000 $
Current assets	Cash assets	7	200,216	80,902	200,216	80,902
	Receivables	8	14,171	386,474	14,171	386,474
	Inventories	9	431,078	431,078	431,078	431,078
	Total current assets		645,465	898,454	645,465	898,454
Non-current assets	Property, plant and equipment	10	41,993,666	43,347,027	41,993,666	43,347,027
	Other	11	6,400,305	7,489,405	6,400,305	7,489,405
	Total non-current assets		48,393,971	50,836,432	48,393,971	50,836,432
Total assets			**49,039,436**	**51,734,886**	**49,039,436**	**51,734,886**
Current liabilities	Payables	12	702,734	626,399	702,734	626,399
	Provisions	13	564,614	554,300	564,614	554,300
	Interest-bearing liabilities	14	5,500,000	0	5,500,000	0
	Total current liabilities		6,767,348	1,180,699	6,767,348	1,180,699
Non-current liabilities	Interest-bearing liabilities	14	0	5,000,000	0	5,000,000
	Total non-current liabilities		0	5,000,000	0	5,000,000
Total liabilities			6,767,348	6,180,699	6,767,348	6,180,699
Net assets			**42,272,088**	**45,554,187**	**42,272,088**	**45,554,187**
Equity	Contributed equity	15	49,981,984	48,011,545	49,981,984	48,011,545
	Asset revaluation reserve	16	9,698,609	10,562,039	9,698,609	10,562,039
	Capital profits reserve	16	571,430	0	571,430	0
	Accumulated losses	17	(17,979,935)	(13,019,397)	(17,979,935)	(13,019,397)
Total Equity			**42,272,088**	**45,554,187**	**42,272,088**	**45,554,187**

The accompanying notes form part of these financial statements.

	Consolidated 2001 $	Consolidated 2000 $	The Company 2001 $	The Company 2000 $
Cash flows from operating activities				
GST collected from customers	15,850	0	15,850	0
GST refunded by ATO	167,879	0	167,879	0
Other cash receipts	135,507	5,013,541	135,507	5,013,541
Cash receipts in the course of operations	319,236	5,013,541	319,236	5,013,541
GST paid to suppliers	(183,729)	0	(183,729)	0
Other payments to suppliers	(2,617,669)	(6,906,568)	(2,617,669)	(6,906,568)
Cash payments in the course of operations	(2,801,398)	(6,906,568)	(2,801,398)	(6,906,568)
Interest received	20,562	46,548	20,562	46,548
Borrowing costs paid	(556,974)	(362,844)	(556,974)	(362,844)
Net cash (used in)/provided by operating activities	**(3,018,574)**	**(2,209,323)**	**(3,018,574)**	**(2,209,323)**
Cash flows from investing activities				
Payments for property, plant and equipment	(21,651)	(40,747)	(21,651)	(40,747)
Payments for other assets	(10,900)	(143,738)	(10,900)	(143,738)
Payments for:				
Exploration, evaluation and development expenditure	0	(2,491,155)	0	(2,491,155)
Proceeds on sale of investments	800,000	0	800,000	0
Payments for investments	0	(2,008,000)	0	(2,008,000)
Net cash provided by/(used in) investing activities	**767,449**	**(4,683,640)**	**767,449**	**(4,683,640)**
Cash flows from financing activities				
Proceeds from issues of shares	1,970,439	2,888,000	1,970,439	2,888,000
Proceeds from borrowings	450,000	3,100,000	450,000	3,100,000
Repayment of borrowings	(50,000)	0	(50,000)	0
Net cash provided by financing activities	**2,370,439**	**5,988,000**	**2,370,439**	**5,988,000**
Net increase/(decrease) in cash held	119,314	(904,963)	119,314	(904,963)
Cash at the beginning of the financial year	**80,902**	**985,865**	**80,902**	**985,865**
Cash at the end of the financial year	**200,216**	**80,902**	**200,216**	**80,902**

The accompanying notes form part of these financial statements.

Notes to Statements of cash flows

For the year ended 30 June 2001

(i) **Reconciliation of cash**

For the purpose of the Statements of Cash Flows, Cash includes Cash at bank and Cash on Deposit. Cash at the end of the financial year as shown in the Statements of Cash Flows is reconciled to the related items in the Balance Sheets as follows:

	CONSOLIDATED		THE COMPANY	
	2001	2000	2001	2000
	$	$	$	$
Cash at bank	200,216	902	200,216	902
Cash on deposit	0	80,000	0	80,000
	200,216	80,902	200,216	80,902

(ii) **Reconciliation of net cash (used in)/provided by operating activities to net (loss)/profit**

Net (loss)/profit	(4,960,538)	336,245	(4,960,538)	336,245
Depreciation and amortisation	1,264,496	(2,470,161)	1,264,496	(2,470,161)
Increase in current provisions	10,314	130,662	10,314	130,662
Increase/(Decrease) in current creditors	294,851	(819,409)	294,851	(819,409)
Decrease/(Increase) in inventories	0	729,934	0	729,934
(Profit)/Loss on sale of non-current assets	0	53,957	0	53,957
Diminution in value of investments	0	0	0	0
Decrease/(Increase) in receivables	372,303	(170,551)	372,303	(170,551)
Net cash (used in)/provided by operating activities	(3,018,574)	(2,209,323)	(3,018,574)	(2,209,323)

(iii) **Financing Facilities**

The total facilities available are:	5,500,000	5,000,000	5,500,000	5,000,000
Facilities utilised at balance date:	5,500,000	5,000,000	5,500,000	5,000,000
Facilities not utilised at balance date:	0	0	0	0

1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies which have been adopted in the preparation of this financial report are:

(A) BASIS OF PREPARATION

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Law.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or fair values of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

(B) RECLASSIFICATION OF FINANCIAL INFORMATION

Some line items and sub-totals reported in the previous financial year have been reclassified and repositioned in the financial statements as a result of the first time application on 1 July 2000 of the revised standards AASB 1018 Statement of Financial Performance, AASB 1034 Financial Report Presentation and Disclosures and the new AASB 1040 Statement of Financial Position.

Adoption of these standards has resulted in the transfer of the reconciliation of opening to closing accumulated losses from the face of the statement of financial performance to Note 17. Bank term deposits as at 30 June 2000 amounting to $80,000 (the Company: $80,000) were reclassified from cash on deposit to cash assets.

(C) PRINCIPLES OF CONSOLIDATION

Controlled entities

The financial statements of controlled entities are included from the date control commences until the date control ceases.

Transactions eliminated on consolidation

Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

(D) REVENUE RECOGNITION

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST). Exchanges of goods or services of the same nature and value without any cash consideration are not recognised as revenue.

Sale of goods or rendering of services

Revenue from the sale of goods or rendering of services are recognised (net of returns, discounts and allowances) when control of the goods passes to the customer or the service is performed.

Interest revenue

Interest revenue is recognised as it accrues.

Sale of non-current assets

The gross proceeds of non-current asset sales are included as revenue at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

(E) GOODS AND SERVICES TAX

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(F) Borrowing costs

Borrowing costs include interest.

(G) Taxation - Note 5

The consolidated entity adopts the liability method of tax effect accounting.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to tax losses are only brought to account when their realisation is virtually certain. The tax effect of capital losses are not recorded unless realisation is virtually certain.

(H) Acquisition of assets

All assets acquired including property, plant and equipment and intangibles are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition.

Research and development costs

Research and development expenditure is expensed as incurred except to the extent that its recoverability is assured beyond any reasonable doubt, in which case it is deferred.

Subsequent additional costs

Costs incurred on assets subsequent to initial acquisition are capitalised when it is probable that future economic benefits in excess of the originally assessed performance of the asset will flow to the consolidated entity in future years. Costs that do not meet the criteria for capitalisation are expensed as incurred.

(I) Receivables - Note 8

The collectibility of debts is assessed at balance date and specific provision is made for any doubtful accounts.

Trade debtors

Trade debtors to be settled within 60 days are carried at amounts due.

(J) Inventories - Note 9

Inventories are carried at the lower of cost and net realisable value.

Cost includes direct materials, direct labour, other variable costs and allocated production overheads necessary to bring inventories to their present location and condition, based on normal operating capacity of the production facilities.

Mining activities

The cost of mining inventories is determined using a weighted average basis.

(K) Investments - Notes 11 and 21

Controlled entities

All controlled entities in which the Company has an investment are fully owned. These investments are eliminated in the financial statements on consolidation.

Associates

In the Company's financial statements investments in unlisted shares of associates are carried at Directors' valuation.

(L) Exploration, evaluation and development expenditure - Note 10

Exploration, evaluation and development costs are accumulated in respect of each separate area of interest.

Exploration and evaluation costs are carried forward where right of tenure of the area of interest is current and they are expected to be recouped through sale or successful development and exploitation of the area of interest, or, where exploration and evaluation activities in the area of interest have not yet reached a stage that permits reasonable assessment of the existence of economically recoverable reserves.

Development costs related to an area of interest are carried forward to the extent that they are expected to be recouped either through sale or successful exploitation of the area of interest.

When an area of interest is abandoned or the directors decide that it is not commercial, any accumulated costs in respect of that area are written off in the financial period the decision is made.

(M) Recoverable amount of non-current assets valued on cost basis

The carrying amounts of non-current assets valued on the cost basis, other than exploration and evaluation expenditure carried forward (refer Note 1(L)), are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the net profit or loss in the reporting period in which it occurs.

Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets.

In assessing recoverable amounts of non-current assets the relevant cash flows have not been discounted to their present value, except where specifically stated.

(N) Depreciation and amortisation

Useful lives

All assets, including intangibles, have limited useful lives and are depreciated/amortised using the straight line method over their estimated useful lives, with the exception of carried forward exploration, evaluation and development costs which are amortised on a units of production basis over the life of the economically recoverable reserves and finance lease assets which are amortised over the term of the relevant lease, or where it is likely the consolidated entity will obtain ownership of the asset, the life of the asset.

Assets are depreciated or amortised from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and held ready for use.

Amortisation is not charged on costs carried forward in respect of areas of interest in the development phase until commercial production commences.

Depreciation and amortisation rates and methods are reviewed annually for appropriateness. When changes are made, adjustments are reflected prospectively in current and future periods only. Depreciation and amortisation are expensed, except to the extent that they are included in the carrying amount of another asset as an allocation of production overheads.

The depreciation/amortisation rates used for each class of asset are as follows:

	2001	2000
Plant and equipment	13-20%	13-20%
Computer equipment	27-40%	27-40%
Motor vehicles	20%	20%

(O) Payables

Liabilities are recognised for amounts to be paid in the future for goods or services received.

(P) Employee entitlements - Note 13

Annual leave

The provision for employee entitlements to annual leave represent present obligations resulting from employees' services provided up to the balance date, calculated including related on-costs.

Superannuation plan

The company and other controlled entities contribute to several defined contribution superannuation plans. Contributions are charged against income as they are made.

(Q) Provisions

A provision is recognised when a legal or constructive obligation exists as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligations.

If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability, except where noted below.

Restoration

Provisions are made for estimated costs relating to the remediation of soil, groundwater and untreated waste as soon as the need is identified.

Provisions are made for mine site rehabilitation and restoration on an incremental basis during the course of mine life (which includes the mine closure phase). Provisions, which are determined on an undiscounted basis, include the following costs: reclamation, plant closure, waste site closure and monitoring activities. These costs have been determined on the basis of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis.

Significant uncertainty exists as to the amount of restoration obligations which will be incurred due to the following factors:

- uncertainty as to the remaining life of existing operating sites
- the impact of changes in environmental legislation.

2 REVENUE FROM ORDINARY ACTIVITIES

	Consolidated 2001 $	Consolidated 2000 $	The Company 2001 $	The Company 2000 $
Sale of goods revenue from operating activities	**0**	4,833,229	**0**	4,833,229
Rendering of services revenue from operating activities	**56,854**	206,511	**56,854**	206,511
OTHER REVENUES:				
From operating activities				
Interest:				
• Other parties	**20,562**	46,548	**20,562**	46,548
From outside operating activities				
• Gross proceeds from sale of non-current assets	**800,000**	290,000	**800,000**	290,000
• Insurance proceeds received	**80,160**	0	**80,160**	0
• Total other revenues	**900,722**	336,548	**900,722**	336,548
Total revenue from ordinary activities	**957,576**	**5,376,288**	**957,576**	**5,376,288**

3. (LOSS)/PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE

	Consolidated 2001 $	Consolidated 2000 $	The Company 2001 $	The Company 2000 $
(a) Individually significant items included in loss from ordinary activities before income tax expense				
Reversal of amortisation on exploration, evaluation and development expenditure in respect of areas of interest in accordance with independent valuation	**0**	(2,714,171)	**0**	(2,714,171)
Reversal of amortisation of mining tenements in accordance with independent valuation	**0**	(1,261,842)	**0**	(1,261,842)
(b) (Loss)/Profit from ordinary activities before income tax expense has been arrived at after charging/(crediting) the following items:				
Government royalties on mineral sales or production	**0**	82,932	**0**	82,932
Depreciation of plant and equipment	**1,264,496**	1,505,852	**1,264,496**	1,505,852
Borrowing costs.				
• other parties	**556,974**	362,844	**556,974**	362,844
Net expense from movements in provision for:				
• employee entitlements	**(586)**	36,923	**(586)**	36,923
• restoration, rehabilitation and environmental	**0**	93,739	**0**	93,739
Operating lease rental expense	**46,998**	51,700	**46,998**	51,700
Net (gain)/loss on sale of non-current assets	**(571,430)**	0	**(571,430)**	0

4. AUDITORS' REMUNERATION

	Consolidated 2001 $	Consolidated 2000 $	The Company 2001 $	The Company 2000 $
Audit services:				
• Auditors of the Company - Court & Co	**25,228**	24,176	**25,228**	24,176
Other services:				
• Auditors of the Company - Court & Co	**58,448**	8,570	**58,448**	8,570

5. TAXATION

	Consolidated 2001 $	Consolidated 2000 $	The Company 2001 $	The Company 2000 $
Income tax expense				
Prima facie income tax expense calculated at 34% (2000: 36%) on the (loss)/profit from ordinary activities	**(1,686,582)**	121,048	**(1,686,582)**	121,048
Increase in income tax expense due to :				
• Non-deductible entertainment expenses	**1,407**	423	**1,407**	423
• Audit fees accrued for the current year	**6,120**	6,480	**6,120**	6,480
• Increase in provision for employee entitlements	**0**	13,292	**0**	13,292
Decrease in income tax expense due to:				
• Audit fees paid during the year for the prior year	**(6,257)**	(6,344)	**(6,257)**	(6,344)
• Decrease in provision for employee entitlements	**(199)**	0	**(199)**	0
Income tax expense adjusted for permanent and timing differences	**(1,685,511)**	134,899	**(1,685,511)**	134,899
Future income tax benefit not recognised/(recognised)	**1,685,511**	(134,899)	**1,685,511**	(134,899)
Income tax attributable to net (loss)/profit	-	-	-	-

Future income tax benefits of $8,842,297 in relation to tax losses have not been brought to account as there is no virtual certainty of realisation of these benefits.

These benefits will only be obtained if:

(i) the relevant company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction for the losses to be realised.

(ii) the relevant company and/or the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iii) no changes in tax legislation adversely affect the relevant company and/or the consolidated entity in realising the benefit.

Future income tax benefits are calculated at the rate of 30%, being the current company income tax rate applicable.

6. EARNINGS PER SHARE

	Consolidated 2001 $	Consolidated 2000 $
Weighted average number of ordinary shares used in the calculation of basic earnings per share	302,536,220	296,955,449
Weighted average number of potential ordinary shares used in the calculation of diluted earnings per share	464,910,898	296,955,449

Classification of securities as potential ordinary shares

The following securities have been classified as potential ordinary shares and included in diluted earnings per share only:

- options outstanding under the buy back agreement.

Further details of these securities are contained in Note 15.

7. CASH ASSETS

	Consolidated 2001 $	Consolidated 2000 $	The Company 2001 $	The Company 2000 $
Cash	200,216	902	200,216	902
Bank short term at call deposits	0	80,000	0	80,000
	200,216	80,902	200,216	80,902

8. RECEIVABLES

	Consolidated 2001 $	Consolidated 2000 $	The Company 2001 $	The Company 2000 $
Current				
Trade debtors	0	377,264	0	377,264
Security bonds	8,630	3,230	8,630	3,230
Prepayments	3,337	5,176	3,337	5,176
GST on taxable inputs - refundable	2,204	804	2,204	804
	14,171	386,474	14,171	386,474

9. INVENTORIES

	Consolidated 2001 $	Consolidated 2000 $	The Company 2001 $	The Company 2000 $
Current				
Spare parts and stores - at cost	431,078	431,078	431,078	431,078

10. PROPERTY, PLANT AND EQUIPMENT

	Consolidated 2001 $	Consolidated 2000 $	The Company 2001 $	The Company 2000 $
Exploration, Evaluation & Development expenditure				
Costs carried forward in respect of areas of interest:	**28,704,848**	**22,467,371**	**28,704,848**	**22,467,371**
Increment on independent revaluation of capitalised expenditure at balance date	**0**	**3,746,322**	**0**	**3,746,322**
Capitalised during year	**0**	**2,491,155**	**0**	**2,491,155**
	28,704,848	**28,704,848**	**28,704,848**	**28,704,848**
Less: Accumulated amortisation	**(1,303,200)**	**(1,303,200)**	**(1,303,200)**	**(1,303,200)**
Total exploration, evaluation and development expenditure	**27,401,648**	**27,401,648**	**27,401,648**	**27,401,648**
Mining Tenements - at independent valuation				
Costs carried forward in respect of areas of interest:	**11,602,304**	**9,728,587**	**11,602,304**	**9,728,587**
Increment on independent revaluation of mining tenements at balance date	**0**	**1,823,717**	**0**	**1,823,717**
Acquired during the year	**0**	**50,000**	**0**	**50,000**
	11,602,304	**11,602,304**	**11,602,304**	**11,602,304**
Less: Accumulated amortisation	**(526,745)**	**(526,745)**	**(526,745)**	**(526,745)**
Total mining tenements	**11,075,559**	**11,075,559**	**11,075,559**	**11,075,559**
Land and Buildings				
Freehold land and buildings at directors' valuation	**151,048**	**151,048**	**151,048**	**151,048**
Plant and Equipment				
Carrying amount at beginning of year	**4,718,772**	**6,534,840**	**4,718,772**	**6,534,840**
Additions	**21,651**	**41,242**	**21,651**	**41,242**
Disposals	**0**	**(663,800)**	**0**	**(663,800)**
Less: Depreciation	**(1,375,012)**	**(1,193,510)**	**(1,375,012)**	**(1,193,510)**
Carrying amount at end of year	**3,365,411**	**4,718,772**	**3,365,411**	**4,718,772**
	41,993,666	**43,347,027**	**41,993,666**	**43,347,027**

The ultimate recoupment of costs carried forward for exploration and evaluation expenditure is dependent on the successful development and commercial exploitation or sale of the respective areas.

11. OTHER ASSETS: NON-CURRENT

	Consolidated 2001 $	Consolidated 2000 $	The Company 2001 $	The Company 2000 $
Security deposit lodged with Department of Minerals and Energy toward costs of restoration.	**500,304**	**489,404**	**500,304**	**489,404**
Investment in unlisted company (at Director's valuation)	**5,900,001**	**7,000,001**	**5,900,001**	**7,000,001**
	6,400,305	**7,489,405**	**6,400,305**	**7,489,405**

12. PAYABLES: CURRENT

	Consolidated 2001 $	Consolidated 2000 $	The Company 2001 $	The Company 2000 $
Trade creditors	628,530	362,378	628,530	362,378
Other creditors and accruals	74,204	264,021	74,204	264,021
	702,734	626,399	702,734	626,399

13. PROVISIONS: CURRENT

Employee entitlements	64,310	64,896	64,310	64,896
Restoration, rehabilitation and environmental	500,304	489,404	500,304	489,404
	564,614	554,300	564,614	554,300

14. INTEREST-BEARING LIABILITIES

CURRENT:				
Loan facility (secured)	5,000,000	0	5,000,000	0
Loan facility (unsecured)	500,000	0	500,000	0
	5,500,000	0	5,500,000	0
NON-CURRENT:				
Loan facility (secured)	0	5,000,000	0	5,000,000
	0	5,000,000	0	5,000,000

Security for loan facility

The loan facility extended to the company is secured by:

(i) a first registered fixed and floating charge over all assets and undertakings of the company; and

(ii) a first registered mortgage over all Mining Leases and Mineral Development Licences held by the company.

15. CONTRIBUTED EQUITY

	The Company 2001 Shares	The Company 2000 Shares	The Company 2001 $	The Company 2000 $
(a) Issued share capital				
Ordinary shares	302,536,220	296,955,449	49,981,984	48,011,545

Movements in contributed equity of the company during the year were as follows:

Movements in contributed equity of the company during the year were as follows:

(b) Date	Details	Number of Shares	Issue Price	$
1-7-2000	Opening balance	296,955,449		48,011,545
29-11-2000	Issue of options under buy back agreement	0	$0.01	1,575,324
27-4-2001	Share placement	3,000,000	$0.07	210,000
26-6-2001	Exercise of options	2,580,771	$0.07	185,115
30-6-2001	Balance	302,536,220		49,981,984

Funds raised from the isuue of options were used for exploration and general working capital in accordance with the terms set down in the prospectus issued relating to the share buy back.

Funds raised from the share placement were used for investment and general working capital purposes.

Funds received from the exercise of options have been placed in trust for use in the share buy back.

16. RESERVES

		Consolidated 2001 $	Consolidated 2000 $	The Company 2001 $	The Company 2000 $
(a)	**Composition:**				
	Asset revaluation	9,990,609	10,562,039	9,990,609	10,562,039
	Capital profits	571,430	0	571,430	0
		10,562,039	10,562,039	10,562,039	10,562,039
(b)	**Movements:**				
	Asset revaluation				
	• Balance at beginning of year	10,562,039	0	10,562,039	0
	• (Decrement)/Increment on revaluation of investments during the year	(292,000)	4,992,000	(292,000)	4,992,000
	• Increment on revaluation of mining tenements during the year	0	1,823,717	0	1,823,717
	• Increment on revaluation of capitalised exploration, evaluation & development expenditure	0	3,746,322	0	3,746,322
	• Transferred to capital profits reserve amounts realised on sale of investments	(571,430)	0	(571,430)	0
	• Balance at end of year	9,698,609	10,562,039	9,698,609	10,562,039
	Capital profits				
	• Balance at beginning of year	0	0	0	0
	• Transferred from asset revaluation reserve amounts realised on sale of investments	571,430	0	571,430	0
	• Balance at end of year	571,430	0	571,430	0

(c) **Nature and purpose of reserves**

Asset Revaluation

The asset revaluation reserve includes the net revaluation increments and decrements arising from the revaluation of investments in accordance with directors' valuation at 30 June 2001.

Capital profits

Upon disposal of revalued assets, any revaluation increment standing to the credit of the asset revaluation reserve is transferred to the capital profits reserve.

17. ACCUMULATED LOSSES

	Consolidated 2001 $	Consolidated 2000 $	The Company 2001 $	The Company 2000 $
Accumulated losses at beginning of year	(13,019,397)	(13,355,642)	(13,019,397)	(13,355,642)
Net (loss)/profit	(4,960,538)	336,245	(4,960,538)	336,245
Accumulated losses at the end of the year	(17,979,935)	(13,019,397)	(17,979,935)	(13,019,397)

18. CAPITAL EXPENDITURE COMMITMENTS

In order to maintain current rights of tenure to exploration tenements, the company is required to perform exploration work to meet the minimum expenditure requirements as specified by the Queensland government. These obligations are subject to renegotiation when application for renewal is made and at other times. These obligations have already been met and exceeded. As a result, any further expenditure is discretionary, and the quantum has not, at this time, been decided upon.

19. POST BALANCE DATE EVENTS

The company entered into a joint venture through a prospectus dated 11 May 2001 offering investors the opportunity to invest in the Brilliant Gold Reef Project. The minimum subscription of $1 million was achieved on 28 August 2001 and the exploration programme outlined in the prospectus has commenced.

20. RELATED PARTY DISCLOSURE

i. Directors

The names of persons who were directors of Charters Towers Gold Mines Ltd at any time during the financial year are as follows: J J Foley, M J Lynch and D J Myers.

ii. Directors' Remuneration

	Consolidated		The Company	
	2001 $	2000 $	2001 $	2000 $
Income paid or payable, or otherwise made available to directors of the Company from the Company or any related party:	**284,000**	**326,573**	**284,000**	**326,573**
Number of directors whose income from the Company or any related party was within the following bands:	Number	Number	Number	Number
$ 0 - $ 9,999	**0**	**2**	**0**	**2**
$ 10,000 - $ 19,999	**0**	**1**	**0**	**1**
$ 20,000 - $ 29,999	**0**	**1**	**0**	**1**
$ 30,000 - $ 39,999	**2**	**1**	**2**	**1**
$ 50,000 - $ 59,999	**0**	**1**	**0**	**1**
$170,000 - $ 179,999	**0**	**1**	**0**	**1**
$210,000 - $ 219,999	**1**	**0**	**1**	**0**

iii. Executive Remuneration

Income received or due and receivable from the Company or any related party by executive officers of the Company and of controlled entities whose income is $100,000 or more	**213,800**	**284,265**	**213,800**	**284,265**
Number of executive officers (including directors) whose income from the Company or any related party was within the following bands:	**Number**	**Number**	**Number**	**Number**
$100,000 - $109,999	**0**	**1**	**0**	**1**
$170,000 - $179,999	**0**	**1**	**0**	**1**
$ 210,000 - $219,999	**1**	**0**	**1**	**0**

iv. Ultimate controlling Company

The ultimate controlling Company of Charters Towers Gold Mines Ltd is Princeton Economics International, Ltd (in provisional liquidation), a company incorporated in the Turks and Caicos Islands, British West Indies, which at 30 June 2001 owns 43.63% (2000 44.45%) of the issued ordinary shares of Charters Towers Gold Mines Ltd.

v. Controlled Entities

The group consists of Charters Towers Gold Mines Limited and its controlled entities, Charters Towers Gold Pty Limited, Charters Technology Pty Ltd, Gold Management Pty Ltd and Gold Projects Pty Ltd. Details in relation to these controlled entities are set out in Note 21.

Charters Towers Gold Pty Limited acts as an accounting entity for the Charters Towers Gold Project. As such all Revenue received and expenditure incurred by Charters Towers Gold Pty Limited is on behalf of the parent company.

Aggregate amounts receivable from, and payable to, each class of other related parties at balance date:

	The Company	
	2001 $	2000 $
Non-current receivables	**6,580,918**	**28,112,532**

vi. Directors' Shareholdings

As at 30 June 2001, the direct or indirect interest of directors of the Company in the issued securities of the Company was as follows:

Ordinary shares	2001	2000
J J Foley	**1,649,100**	**1,649,100**
M J Lynch	**33,680,235**	**36,710,775**
D J Myers	**323,500**	**302,00**

vii. Transactions of Directors and Director-Related entities

The father of a director, Mr M J Lynch, is a director of Great Mines Ltd and has the capacity to significantly influence decision making of that company. Charters Towers Gold Mines Ltd has paid royalties to Great Mines Ltd during the year on normal commercial terms and conditions.

The father of a director, Mr M J Lynch, in a personal capacity was paid royalties, fees for caretaker services and fees attending to shareholder relations on behalf of Charters Towers Gold Mines Ltd. The fees and royalties paid to Mr Lynch snr were based on normal commercial terms and conditions.

Mr D J Myers and his wife are directors of Ourimbah Creek Consultancy Pty Ltd and have the capacity to significantly influence decision making of that company. Charters Towers Gold Mines Ltd paid consultancy fees to Ourimbah Creek Consultancy Pty Ltd during the year. The consultancy fees paid were based on normal commercial terms and conditions.

Aggregate amounts of each of the above types of other transactions (excluding remuneration) with directors and their director-related entities:

	Consolidated		The Company	
	2001 $	2000 $	2001 $	2000 $
Caretaker and shareholder relation fees	**16,000**	**48,000**	**16,000**	**48,000**
Consultancy fees	**50,000**	**67,000**	**50,000**	**67,000**
Royalties	**85,000**	**120,000**	**85,000**	**120,000**
Contract labour	**0**	**10,315**	**0**	**10,315**

21. INVESTMENT IN CONTROLLED ENTITIES

	Country of Incorporation	Class of Shares	Equity Holding % 2001	Equity Holding % 2000	Incorporated
Charters Towers Gold Pty Ltd	Australia	Ordinary	100	100	
Charters Technology Pty Ltd	Australia	Ordinary	100	100	13 January 00
Gold Management Pty Ltd	Australia	Ordinary	100	100	28 January 00
Gold Projects Pty Ltd	Australia	Ordinary	100	100	25 January 00

22. FINANCIAL INSTRUMENTS

(a) Off-balance Sheet Derivative Instruments

Charters Towers Gold Mines Ltd did not enter into any derivative financial instruments during the year. At year end no open commodity hedging contracts were held.

(b) Interest Rate Risk Exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out below.

Exposures arise predominantly from assets and liabilities bearing variable interest rates as the consolidated entity intends to hold fixed rate assets and liabilities to maturity.

		Notes	Floating interest rate $	Fixed interest maturing 1 year or less $	Fixed interest maturing Over 1 to 5 yrs $	Non-interest bearing $	Total $
2001	**Financial assets**						
	Cash assets	7	200,216				200,216
	Receivables	8	0			14,171	14,171
	Security deposits	6	500,304				500,304
			700,520	0	0	14,171	714,691
	Weighted average interest rate		4.25%				
	Financial liabilities						
	Payables	12				702,734	702,734
	Interest-bearing liabilities	14		5,500,000			5,500,000
			0	5,500,000	0	702,734	6,202,734
	Weighted average interest rate			7.42%			
2000	**Financial assets**						
	Cash assets	7	80,902				80,902
	Receivables	8	0			386,474	386,474
	Security deposits	6	489,404				489,404
			570,306	0	0	386,474	956,780
	Weighted average interest rate		5.50%				
	Financial liabilities						
	Payables	12				626,399	626,399
	Interest-bearing liabilities	14		0	5,000,000		5,000,000
			0	0	5,000,000	626,399	5,626,399
	Weighted average interest rate				7.42%		

The carrying amounts and net fair values of financial assets and liabilities at balance date are equal.

Director's declaration

The directors declare that the financial statements and notes set out on pages 15 to 29 are in accordance with the Corporations Law and:

(a) comply with Accounting Standards, the Corporations Regulations and other mandatory professional reporting requirements;

(b) give a true and fair view of the company's and consolidated entity's financial position as at 30 June 2001 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(c) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

J J Foley
Chairman
Sydney
28 September, 2001

M J Lynch
Managing Director

COURT & CO.
CHARTERED ACCOUNTANTS
ABN 71 502 156 733
STEPHEN J. ROGERS
IAN D. STONE
PAUL W. LENTON
STUART H. CAMERON
ANTHONY KALOGEROU
NEIL R. HILLMAN
STEPHEN W. DAVIS
DAVID M. GALLERY

CONSULTANT
COLIN SPENCER

**INDEPENDENT AUDITORS' REPORT
TO THE MEMBERS OF
CHARTERS TOWERS GOLD MINES LIMITED**

Scope

We have audited the financial report of Charters Towers Gold Mines Limited for the financial year ended 30 June 2001, consisting of the statements of financial performance, statements of financial position, statements of cash flows, accompanying notes, and directors' declaration. The financial report includes the consolidated financial statements of the consolidated entity, comprising the company and the entities it controlled at the end of the year or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Qualification

Because it is due in April 2002, the loan of $5 million by Princeton Economics International Ltd (in provisional liquidation) is classified as a current liability.

This loan will be repaid from the proceeds of options converted to shares. However, if there is a shortfall, the remainder will need to be re-financed. The directors are confident it will be refinanced. As this remainder is not yet known, re-financing has not yet commenced. Hence, it is uncertain what funds may need to be raised to meet this liability, and hence the effect for the continuing operations of the company.

Qualified Audit Opinion

In our opinion, except for the effects on the financial report of the matter referred to in the qualification paragraph, the financial report of Charters Towers Gold Mines Limited is in accordance with:

a the Corporations Law, including:

i giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2001 and of their performance for the year ended on that date; and

ii complying with Accounting Standards and the Corporations Regulations; and

b other mandatory professional reporting requirements.

Court & Co.
Chartered Accountants

Stuart H. Cameron
Stuart H Cameron
Partner

Sydney
28 September 2001

Additional information required by the Australian Stock Exchange Limited Listing Rules and not disclosed elsewhere in this Report.

1. SHAREHOLDINGS AS AT 31ST AUGUST, 2001

Distribution of members and their holdings

	Number of Shareholders	
Number Held	Ordinary Shares*	Unlisted 23/11/01 Options Ex. 7 cents
1 - 1,000	286	108
1,001 - 5,000	893	344
5,001 - 10,000	672	273
10,001 - 100,000	1,251	636
100,001 and over	213	197
	3,315	***1,558***

* *The number of shareholders holding less than a marketable parcel of $500 was 1,495 based on a market price of 5.2 cents at 31st August, 2001.*

TWENTY LARGEST SHAREHOLDERS

NAME	NUMBER OF SHARES	% OF ISSUED SHARE CAPITAL
Princeton Economics International, Ltd	132,000,000	43.63
Great Mines Limited	32,816,293	10.85
Charters Towers Mines NL	12,650,000	4.18
Mr William Jangsing Lee	3,997,000	1.32
Mr Ian Robert McPherson & Mrs Ann Elizabeth McPherson (O'Malley Park Account)	3,975,857	1.31
Equity Trustees Ltd	3,090,248	1.02
Saltbush Nominees Pty Ltd	2,122,436	0.70
ANZ Nominees Limited	2,015,000	0.67
Unqwerty Pty Ltd	1,668,788	0.55
Andwendrod Services Pty Ltd	1,560,000	0.52
Mr Robert Geoffrey Walker	1,476,000	0.49
Mr John Joseph Foley	1,412,100	0.47
Rosa and Sons Investments Pty Ltd (Rosa & Sons Const Superfund account)	1,399,825	0.46
Caput Pty Ltd	1,333,102	0.44
Polltop Holdings Pty Limited	1,165,000	0.39
Dr William Roney (Bill Roney Superfund account)	1,054,290	0.35
Dr William Roney	1,045,000	0.35
Miss Lily Lee	1,034,400	0.34
Willan Holdings Pty Limited (UT account)	848,000	0.28
Shebandowan Investments Pty Ltd	800,000	0.26
	207,463,339	***68.58***

Substantial shareholders Shareholders appearing on the company's register of substantial shareholders as at 31st August, 2001 are as follows:

	Ordinary Shares	
	Number	***Percentage***
Princeton Economics International, Ltd	132,000,000	43.63
Great Mines Limited	32,816,293	10.85

Voting rights

The voting rights attached to each class of security is set out as below:

Ordinary Shares: On a show of hands every member present in person or proxy shall have one vote and upon a poll each share shall have one vote.

2. CORPORATE GOVERNANCE

See page 12 of the Annual Report.

3. OFFICES AND OFFICERS

For corporate directory details of offices and officers refer inside back cover of the Annual Report.

4. RESTRICTED SECURITIES

At the time of this report there are no ordinary shares classified as restricted securities.

5. STOCK EXCHANGE LISTING

The only stock exchange on which the company has securities quoted is the Australian Stock Exchange Limited.

6. SUMMARY OF MINING TENEMENTS & AREAS OF INTEREST AS AT 31ST AUGUST, 2001

The Charters Towers Gold Project is operated solely by Charters Towers Gold Mines Limited. The company has a 100% interest in the following mining tenements held by the Charters Towers Gold Project:

EPM	8150	MDL	119	ML	1409	ML	1488	ML	10032*	MLA	10230
EPM	8563	MDLA	251	ML	1424*	ML	1490	ML	10042*	MLA	10251
EPM	8564	MDLA	252	ML	1428	ML	1491	ML	10093		
EPM	10593*	MDLA	267*	ML	1429	ML	1499	ML	10193		
EPM	10861	ML	1347	ML	1430*	ML	1545	ML	10196		
EPMA	11658	ML	1385	ML	1431	ML	1548	ML	10208		
EPMA	12085	ML	1398	ML	1432	ML	1585*	ML	10222		
MDL	116	ML	1407	ML	1433	ML	1735	MLA	10200*		
MDL	118	ML	1408	ML	1472	ML	10005	MLA	10201*		

ML = Mining Lease; MDL = Mineral Development Licence; EPM = Exploration Permit Minerals;
MLA = Mining Lease Application; MDLA = Mineral Development Licence Application;
EPMA = Exploration Permit Minerals Application.

** indicates held under Agreement to depth of 300 metres.*

Corporate Directory

Directors



Mr John J Foley BD,LLB, BL (Dub) CHAIRMAN

Mr Foley graduated in law from the University of Sydney in 1969. He was admitted to practice as a Barrister in New South Wales in 1971. He was called to the Irish Bar in 1989 and admitted as a Member of the Honourable Society of King's Inns in Dublin. He has over 25 years experience in the gold industry, has been a guest speaker at the World Gold Council in New York and is on the board of the Australian Gold Council.



Mr Mark J Lynch MANAGING DIRECTOR

Mr Lynch has been actively involved in gold exploration and mining as an employee, consultant and director since 1979, in both private and public companies. He has hands-on experience in mine management and mining tenure administration in Queensland. He has lived and worked in Charters Towers.



Mr David J Myers FINANCE DIRECTOR

Mr Myers has brought over 30 years experience in the finance, banking and marketing sectors to the company. He has considerable experience in the areas of capital raising, financial management and growth strategies. Mr Myers' marketing and commercial skills continue to maximize revenue from gold sales and other revenue-generating areas.



Company Secretary



Roslynn Shand BA ,LLB, FCIS

Mrs Shand graduated in 1983 from the University of Queensland with a combined Arts/Law degree and was admitted to practice as a Solicitor in Queensland in the same year. She has specialised in corporate legal work since 1984 and has also had considerable experience in the company secretarial area.

Web Site
www.ctgold.com.au

Share Registry
Computershare
Investor Services
Level 27
45 Queen Street
Brisbane Q 4000
1300 552 270

Auditor
Court & Co
Level 29
264 George St
Sydney NSW 2000

Stock Exchange Listing
Australian Stock Exchange
Code: CTO



CHARTERS TOWERS GOLD MINES LIMITED

49 Coronation Drive

PO Box 1843 Milton Qld 4064 Australia

Telephone: (07) 3842 3108

Email: info@ctgold.com.au